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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Sierra Pacific Resources

(Name of Issuer)

Common Stock

(Title of Class of Securities)

826428104

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

CUSIP No. 826428104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Canyon Capital Advisors LLC 95-4688436

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 10,486,013

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 10,486,013

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,486,013

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.2%

12.	Type of Reporting Person (See Instructions)

IA

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mitchell R. Julis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 0

		6.	Shared Voting Power 10,486,013

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 10,486,013

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,486,013

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.2%

12.	Type of Reporting Person (See Instructions)

IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Joshua S. Friedman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 0

		6.	Shared Voting Power 10,486,013

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 10,486,013

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,486,013

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.2%

12.	Type of Reporting Person (See Instructions)

IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). K. Robert Turner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 10,486,013

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 10,486,013

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,486,013

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.2%

12.	Type of Reporting Person (See Instructions)

IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). R. Christian B. Evensen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 10,486,013

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 10,486,013

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,486,013

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.2%

12.	Type of Reporting Person (See Instructions)

IN

Item 1.
	(a)	Name of Issuer Sierra Pacific Resources /NV/ (Sierra Pacific Resources)
	(b)	Address of Issuer's Principal Executive Offices
P.O. Box 10100 , (1600 Neil Road), Reno, Nevada 89520-0400 (89511)

Item 2.
(a)	Name of Person Filing

(i)         Canyon Capital Advisors LLC (“CCA”)
(ii)        Mitchell R. Julis
(iii)       Joshua S. Friedman
(iv)       R. Christian B. Evensen
(v)        K. Robert Turner

CCA is the investment advisor to the following persons:

(i)         Canyon Value Realization Fund, L.P. (“VRF”)
(ii)        The Canyon Value Realization Fund (Cayman), Ltd. (“CVRF”)
(iii)       Citi Canyon Ltd. (“Citi”)
(iv)       Canyon Value Realization Fund MAC 18, Ltd. (“CVRFM”)
(v)        Zurich Institutional Benchmarks Master Fund, Ltd. (“Zurich”)
(vi)       Canyon Balanced Equity Master Fund, Ltd. (“CBEF”)
(vii)      SPhniX Sepcial Situations Fund SPC (“SPhniX”)

* Attached as Exhibit A is a copy of an agreement among the persons filing (as specified hereinabove) that this Schedule 13G is being filed on behalf of each of them.

(b)	Address of Principal Business Office or, if none, Residence
The principal business office of the persons comprising the group filing this Schedule 13G is located at 9665 Wilshire Boulevard, Suite 200, Beverly Hills, CA 90212.
(c)	Citizenship
CCA: a Delaware limited liability company
VRF: a Delaware limited partnership
CVRF: a Cayman Islands corporation
Citi: a Cayman Islands corporation
CVRFM: a Cayman Islands corporation
Zurich: a Bermuda corporation
CBEF: a Cayman Islands corporation
SPhnix: a Cayman Islands corporation
Mitchell R. Julis: United States
Joshua S. Friedman:  United States
K. Robert Turner  United States
R. Christian B. Evensen: United States
	(d)	Title of Class of Securities The class of securities beneficially owned by the persons filing this statement is common stock.
	(e)	CUSIP Number 826428104

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information in items 1 and 5 through 11 on the cover pages (pp. 2 - 5) on this Schedule 13G is hereby incorporated by reference.

	(a)	Amount beneficially owned:
	(b)	Percent of class:
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote
		(iii)	Sole power to dispose or to direct the disposition of
		(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

CCA is an investment advisor to various managed accounts, including VRF, CVRF, Citi, CVRFM, CBEF, SPhnix and Zurich, with the right to receive, or the power to direct the receipt, of dividends from, or the proceeds from the sale of the securities held by, such managed accounts.  Messrs. Julis, Friedman, Turner and Evensen control entities which own 100% of CCA.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2006

CANYON CAPITAL ADVISORS LLC,
a Delaware limited liability company
February 14, 2006
Date

/s/ JOSHUA S. FRIEDMAN
Signature

JOSHUA S. FRIEDMAN, Managing Partner
Name/Title
February 14, 2006
Date

/s/ MITCHELL R. JULIS
Signature

MITCHELL R. JULIS, Managing Partner
Name/Title

February 14, 2006
Date

/s/ K. ROBERT TURNER
Signature

K. ROBERT TURNER, Managing Partner
Name/Title

EXHIBIT A
AGREEMENT REGARDING JOINT FILING

The undersigned hereby agree and consent to the joint filing on their behalf of this amendment to
Schedule 13G in connection with their beneficial ownership of the common stock of  Sierra Pacific Resources.

Dated:  February 14, 2006

CANYON CAPITAL ADVISORS LLC,
a Delaware limited liability company

JOSHUA S. FRIEDMAN, Managing Partner

/s/ Joshua S. Friedman

By:  ________________________
Name:
Title:

JOSHUA S. FRIEDMAN

/s/ Joshua S. Friedman

 _____________________________

MITCHELL R. JULIS

/s/ Mitchell R. Julis

 _____________________________

R. CHRISTIAN B. EVENSEN

/s/ R. Christian B. Evensen

 _____________________________

K. ROBERT TURNER

/s/ K. Robert Turner

 _____________________________

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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